SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cortelco Systems Puerto Rico, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

22051P106
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)




SCHEDULE 13G/A


CUSIP No. 22051P106                                          Page 2 of 7
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Key Equity Investors, Inc.
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                          284,536
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            284,536
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    284,536
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    18.4%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------






SCHEDULE 13G/A


CUSIP No. 22051P106                                           Page 3 of 7
-------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Chiarenza
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                          376,759
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            376,759
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    376,759
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    24.4%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------------









Schedule 13G/A

Item 1(a). Name of Issuer:

Cortelco Systems Puerto Rico, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

Parque Ind. Caguas Oeste Road 156 km 58.2
Caguas, Puerto Rico, 00725-0137

Item 2(a). Name of Persons Filing:

(i) Key Equity Investors, Inc.
(ii) Anthony Chiarenza

(Collectively, the "Reporting Persons" and each a "Reporting Person")

Item 2(b). Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at:
 Po Box 604579, Bayside, NY 11360.

Item 2(c). Citizenship:

(i) Key Equity Investors, Inc.
New York
(ii) Anthony Chiarenza
USA

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

22051P106

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |_| Broker or Dealer Registered Under Section 15 of the Act
(15 U.S.C. 78o)

(b) |_| Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c)

(c) |_| Insurance Company as defined in
 section 3(a) (19) of the Act (15 U.S.C. 78c)

(d) |_| Investment Company registered under section 8
 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) |_| Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f) |_| Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

(g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

(h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)



Item 4. Ownership.

(i) Key Equity Investors, Inc. (1)

(a) Amount beneficially owned: 284,536

(b) Percent of class: 18.4% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 284,536

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
284,536

(iv) Shared power to dispose or to direct the disposition of:
0

(1) Anthony Chiarenza is the President, Chairman and Chief Executive Officer of Key Equity Investors, Inc.

(2) Percentages are based on 1,542,994 shares of Common Stock outstanding as of July 31, 2013 (as set forth in the issuer's Annual Report).

(ii) Anthony Chiarenza

(a) Amount beneficially owned: 376,759 (3)

(b) Percent of class: 24.4% (4)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 376,759

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
376,759

(iv) Shared power to dispose or to direct the disposition of:
0


(3) Includes 92,223 shares of Common Stock owned by Mr. Chiarenza that are currently being held in personal trading accounts and 284,536 shares held by Key Equity Investors, Inc.

(4)Percentages are based on 1,542,994 shares of Common Stock outstanding as of July 31, 2013 (as set forth on the issuer's Annual Report).


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of January 2, 2014
Key Equity Investors, Inc.



By:   /s/  Anthony Chiarenza
   --------------------------------------
   Anthony Chiarenza, as President
   of Key Equity Investors, Inc.





Dated as of January 2, 2014

Anthony Chiarenza



By:    /s/  Anthony Chiarenza
   --------------------------------------
            Anthony Chiarenza













Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G/A and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.






IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of January 2, 2014

Key Equity Investors, Inc.



By:   /s/  Anthony Chiarenza
   --------------------------------------
   Anthony Chiarenza, as President
   of Key Equity Investors, Inc.





Dated as of January 2, 2014


Anthony Chiarenza



By:    /s/  Anthony Chiarenza
   --------------------------------------
            Anthony Chiarenza






End of Filing